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                              September 26, 2023

       Pierre Kemula
       Chief Financial Officer
       CureVac N.V.
       Friedrich-Miescher-Strasse 15, 72076
       T  bingen, Germany

                                                        Re: CureVac N.V.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            Filed April 25,
2023
                                                            File No. 001-39446

       Dear Pierre Kemula:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Item 19. Exhibits, page 299

   1. We note the certifications provided in Exhibits 12.1 and 12.2 do not include paragraph
                                                        4(b) and the
introductory language in paragraph 4 referring to internal control over financial reporting.
Please file an amendment that contains full Item 15 disclosures as well as the company's
financial statements. Refer to Instruction 12 to the Form 20-F Exhibits
                                                        and Question 246.13 of
the Compliance and Disclosure Interpretations of Regulation S-K.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Pierre Kemula
CureVac N.V.
September 26, 2023
Page 2

        You may contact Lynn Dicker at (202) 551-3616 or Kevin Kuhar, Accounting Branch
Chief, at (202) 551-3662 with any questions.



FirstName LastNamePierre Kemula                         Sincerely,
Comapany NameCureVac N.V.
                                                        Division of Corporation
Finance
September 26, 2023 Page 2                               Office of Life Sciences
FirstName LastName